UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 22, 2023

Chevron Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-00368	94-0890210
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6001 Bollinger Canyon Road, San Ramon, CA	94583
(Address of Principal Executive Offices)	(Zip Code)

(925) 842-1000
Registrant’s telephone number, including area code

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $.75 per share	CVX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On October 22, 2023, Chevron Corporation (“Chevron”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hess Corporation (“Hess”) and Yankee Merger Sub Inc., a direct, wholly-owned subsidiary of Chevron (“Merger Subsidiary”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Merger Subsidiary will be merged with and into Hess, with Hess surviving and continuing as the surviving corporation of the Merger and as a direct, wholly-owned subsidiary of Chevron (such transaction, the “Merger”).

At the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Hess, par value $1.00 per share (the “Hess Common Stock”), will be converted into the right to receive 1.025 (the “Exchange Ratio”) shares of common stock of Chevron, par value $0.75 per share (“Chevron Common Stock”), plus cash in lieu of any fractional shares of Chevron Common Stock that otherwise would have been issued (the “Merger Consideration”).

Pursuant to the Merger Agreement, at the Effective Time, (i) each then outstanding Hess stock option and restricted stock award and each then outstanding performance share unit (“PSU”) award granted on or after the date of the Merger Agreement will be converted into corresponding Chevron equity awards based on the Exchange Ratio, subject to the same terms and conditions applicable to such awards immediately prior to the Effective Time (except that any performance conditions applicable to such PSU award will be deemed to be achieved at the target level as of the Effective Time) and (ii) each then outstanding PSU award granted prior to the date of the Merger Agreement will be deemed to be earned at the maximum level and converted into a restricted cash award in an amount per PSU award equal to the average closing trading price of a share of Chevron Common Stock for the 20 business days ending on and including the second to last business day prior to the Effective Time multiplied by the Exchange Ratio, and in each case shall remain subject to the same terms and conditions as applied to such awards immediately prior to the Effective Time (other than the performance conditions).

The board of directors of Hess has unanimously approved the Merger Agreement and resolved to recommend the adoption of the Merger Agreement by Hess stockholders, who will be asked to vote on the adoption of the Merger Agreement at a stockholders meeting. The board of directors of Chevron also unanimously approved the Merger Agreement.

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approval from Hess stockholders, (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (3) the absence of any order or law prohibiting consummation of the Merger, (4) the effectiveness of the Registration Statement on Form S-4 to be filed by Chevron pursuant to which the shares of Chevron Common Stock to be issued in connection with the Merger will be registered with the U.S. Securities and Exchange Commission (the “SEC”), and (5) the authorization for listing on the New York Stock Exchange of the shares of Chevron Common Stock to be issued in connection with the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party having performed in all material respects its obligations under the Merger Agreement and the other party’s representations and warranties in the Merger Agreement being true and correct (subject to certain materiality qualifiers).

The Merger Agreement contains customary representations and warranties of Chevron and Hess relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Hess and Chevron, including a covenant of Hess relating to using all reasonable best efforts to conduct its business in the ordinary course, subject to certain exceptions, and covenants of each party to refrain from taking certain actions without the other party’s consent. Hess and Chevron also agreed to use their respective reasonable best efforts to cause the Merger to be consummated, to avoid or eliminate impediments under any antitrust laws or other applicable laws, and to obtain expiration or termination of the waiting period under the HSR Act, subject to certain exceptions.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time or the earlier termination of the Merger Agreement, Hess is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, provide non-public information to third parties and engage in negotiations with third parties regarding alternative acquisition proposals, subject to certain exceptions.

The Merger Agreement contains termination rights for each of Hess and Chevron, including, among others, (1) if the consummation of the Merger does not occur on or before April 18, 2024 (the “End Date”); except that the End Date will automatically be successively extended to October 22, 2024, April 22, 2025 and October 22, 2025 if all required applicable regulatory approvals have not been obtained by what would otherwise be the End Date but all other conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied) or (to the extent permitted by law) waived; and (2) subject to certain conditions, if Hess desires to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal (as such term is defined in the Merger Agreement). Upon termination of the Merger Agreement under specified circumstances, including the termination by Chevron in the event of a change of recommendation by the board of directors of Hess or by Hess in order to enter into a definitive agreement with respect to a Superior Proposal, Hess would be required to pay Chevron a termination fee of $1,715,000,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein. The parties expect to file the registration statement on Form S-4 containing Chevron’s preliminary prospectus and Hess’s preliminary proxy statement as promptly as practicable.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Hess or Chevron. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Hess’s or Chevron’s public disclosures.

Item 8.01.	Other Events.

Voting and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Chevron entered into a Voting and Support Agreement (the “Voting Agreement”) with Hess and John B. Hess, whereby Mr. Hess has agreed to vote 29,222,682 shares of Hess Common Stock of which he has sole or shared record and/or beneficial ownership (approximately 9.5% of the outstanding Hess Common Stock) in favor of, among other things, the adoption of the Merger Agreement.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory approvals; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; the receipt of required Chevron Board of Directors’ authorizations to implement capital allocation strategies, including future dividend payments; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in Part I, Item 1A “Risk Factors” of (i) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2022 and (ii) Hess’ Annual Report on Form 10-K for the year ended December 31, 2022, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

CAUTIONARY NOTE TO INVESTORS

This communication uses certain terms relating to resources other than proved reserves, such as unproved reserves or resources. Investors are urged to consider closely the oil and gas disclosures in Hess’ Annual Report on Form 10-K, File No. 1-1204, available from Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036 c/o Corporate Secretary and on Hess’ website at www.hess.com. You can also obtain this form from the SEC on the EDGAR system.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. After the registration statement is declared effective, Hess will mail a definitive proxy statement/prospectus to stockholders of Hess. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

Chevron and Hess and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of Hess is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 6, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 22, 2023, by and among Chevron Corporation, Yankee Merger Sub Inc., and Hess Corporation.*
99.1	Voting and Support Agreement, dated October 22, 2023, by and among Chevron Corporation, Hess Corporation, and John B. Hess.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Chevron hereby agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 23, 2023

CHEVRON CORPORATION
By:	/s/ Christine L. Cavallo
Name:	Christine L. Cavallo
Title:	Assistant Secretary